Our File Number: 27829.09000
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

June 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Russell Mancuso, Branch Chief

Re:	Vicor Technologies, Inc. Amendment No. 1 to Registration Statement on Form SB-2 Filed June 8, 2007 File No. 333-142948

Dear Mr. Mancuso:

On behalf of Vicor Technologies, Inc. (the ‘‘Company’’), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 2 to the Registration Statement on Form SB-2, File No. 333-142948.

This letter provides a full and complete response to the Staff’s letter, dated June 21, 2007 (the ‘‘Comment Letter’’), to David H. Fater, President and Chief Executive Officer of the Company, regarding Amendment No. 1 to the Registration Statement on Form SB-2, filed June 8, 2007, File No. 333-142948. The response set forth below is numbered in accordance with the Comment Letter.

1.	We note your response to our prior comment 1. Please revise your document to state that your selling shareholders ‘‘will’’ sell at the disclosed fixed price, rather than stating that the selling shareholders ‘‘expect’’ to sell at the disclosed fixed price.

The Company has revised the disclosure on the cover page and in the ‘‘Plan of Distribution’’ section in accordance with the Staff’s comment.

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston

Howard S. Burnston

HSB:ddg